SILVERTON ADVENTURES, INC.

5070 Arville Street #7
Las Vegas, Nevada 89118
Phone: (702) 876-1539

October 23, 2008

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Silverton Adventures, Inc.

 Registration Statement on Form S-1 (Amendment #1)

File No. 333-153626

Ms. Block,

Here follows our responses to your Comment Letter dated October 14, 2008, which responded to our original Form S-1 Registration Statement. The questions raised by your comment letter are in bold and our answers to such question immediately follow each question. The Registration Statement has been amended and filed accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 23

1.

We note that Sandra Frasier-Smith has signed the registration statement in her capacity as Chief Financial Officer, but that the table here does not list her as holding this position. Please revise to reconcile.

Answer: We have revised the Form S-1 registration statement to reconcile the table on page 23 with the signature page.

2.

Instead of stating that Ms. Mor has “significant expertise” or that Ms. Frazier-Smith has “always been in a role of management,” revise to clearly describe their business experience during the last five years. In doing so, disclose the name and principal business of any corporation or organization in which they have held such employment. When discussing their experience, please revise to remove such marketing language as “insight,” “vision,” and “enthusiasm,” as well as “significant” experience. We also note that they both intend to spend approximately 10-15 hours per week on your business affairs due to their outside interests, so please also disclose any other current occupational or employment positions held outside of Silverton Adventures. Refer to Items 401(b) and (e) of Regulation S-K.

Answer:  We have amended the registration statement accordingly. We have revised and amended the background of each officer to include their business experience for the last five years, removed all “marketing” language, and added their current occupational or employment positions as required under Item 401(b) and (e) of Regulation S-K.

Part II, Item 15 – Recent Sales of Unregistered Securities

3.

Please revise to disclose and describe all recent sales of unregistered securities. For example, we note from footnote 4 of your financial statements that you issued 1,000,000 shares on June 30, 2007, rescinded 1,000,000 shares on December 27, 2007, and issued 1,000,000 shares on December 28, 2007. Refer to Item 701 of Regulation S-K.

Answer: Part II, Item 15 of the registration statement has been revised to describe accordingly all recent sales of securities as required pursuant to Item 701 of Regulation S-K.

4.

In this regard, as to any securities sold otherwise than for cash, state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

Answer: Part II, Item 15 of the registration statement has been revised accordingly to describe all recent sales of securities as required pursuant to Item 701 of Regulation S-K.

If you need any additional information, do not hesitate to contact me or our corporate counsel at your discretion.

Sincerely,

/S/ Sarit Mor

Sarit Mor

President

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